

August 13, 2010

Ms. Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re:** **Baidu, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

D. Risk Factors

"The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China," page 17

1.   We note that you rely primarily on China Telecommunications Corporation and China United Network Communications Group Company Limited to provide you with data communications capacity primarily through local telecommunications lines and Internet data centers to host your servers. Please tell us whether you have any contracts with these entities, and, if so, tell us what consideration you have given to including a materially complete description of any material contracts, including the terms and conditions, dates, and consideration furnished in an appropriate location of your filing, such as the business section. In addition, provide us with your analysis as to whether

you are required to file these contracts as exhibits to your Form 20-F. Refer to Instruction 4 to the Instructions as to Exhibits of Form 20-F.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 62

2.   We note from your risk factor on page 15 that you rely on Baidu Union members for a significant portion of your revenues. We further note that your traffic acquisition costs increased by 66.7% in the fiscal year 2009 compared to the fiscal year 2008, primarily due to the growth of revenue contribution from your Baidu Union members. With a view towards providing enhanced disclosure in future filings, tell us what consideration you have given to including quantitative disclosure of the revenues generated from your Union members, as well as the increase or decrease in the number of members participating in the Union. Given that you consider Baidu Union critical to the future growth of your revenues, consider expanding your disclosure to discuss how you intend to recruit new members, the status of current recruitment, and the expected impact of expanded membership on your results of operations.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management, page 72

3.   Please tell us whether any of your directors are subject to re-election by your shareholders to your board of directors. If so, please tell us the expiration dates for such director's current term of office. See Item 6.C.1.of Form 20-F. Please also tell us whether you have service contracts with any of your directors that provide benefits upon termination of employment. See Item 6.C.2 of Form 20-F.

Item 7. Major shareholders and Related Party Transactions

B. Related Party Transactions

Contractual Arrangements with Beijing Perusal and Its Shareholders, page 83

4.   In your discussions of the contractual arrangements with Beijing Perusal and BaiduPay and their respective shareholders, we note that you have not disclosed the names of the individual shareholders of these entities, but instead indicate only that these individuals were designated by you. Tell us what consideration you have given to disclosing the names of the respective individual shareholders of Beijing Perusal and BaiduPay in your filing. Please also advise us why you have not filed your agreements with the shareholders of Beijing Perusal and BaiduPay as exhibits to your Form 20-F. Refer to Instruction 4 to the Instructions as to Exhibits of the Form 20-F.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash, Cash Equivalents and Short-term Investments, page F-11

5.   We note that cash balances deposited by your e-commerce customers are included in the company's bank account until the customers either use the cash to settle their online transactions or withdraw the cash. You disclose that as of December 31, 2008 and 2009 there was RMB4.56 million and RMB19.51, respectively in the company's cash and cash equivalents balance which was related to the deposits made by customers and designated for settlement of their online transactions. Please clarify whether these amounts represent the entire amount of restricted cash deposits made by your e-commerce customers. In this regard, tell us whether your customers also deposit funds that have not been designated to settle an on-line transaction. If so, tell us and disclose the total amount of customers' deposits, (both designated and undesignated), included in your cash balance for each period presented pursuant to Rule 5-02-1 of Regulation S-X.

Note 12. Ordinary Shares, page F-32

6.   We note your disclosures regarding the structured share repurchase program and preset share repurchase programs that you entered into December 2008 and March 2009. Please tell us how you accounted for the upfront payments made under the preset share repurchase program; tell us the term of this arrangement (i.e. the "agreed period") and tell us whether there were any restrictions on the upfront payments. Also, tell us what impact each of these arrangements had on your earnings per share calculations in both fiscal 2008 and 2009. We refer you to ASC 260-10-55-32 and 55-88. In addition, tell us how you considered expanding your disclosures to address this comment.

Note 16. Segment Reporting, page F-37

7.   We note that the company's revenues and long-lived assets are primarily derived from and located in the PRC and Japan. Tell us how you considered providing a breakdown of revenues and long-lived assets between those attributed to your country of domicile (PRC) and those attributed to all other foreign countries (Japan). We refer you to ASC 280-10-50-41.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or the undersigned at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet at (202) 551-3545 or Matthew Crispino, Staff Attorney at (202) 551-3456 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief